We are the end-to-end solution for renting to international students.

By providing marketing, tenant assessments, tenant management, and reporting – we make international housing easy and seamless for students and landlords.

Marketing



All Listings
Contact Us
About Us
Pay My Rent

Showcase your property to our rapidly-growing user base of international students

Tenant Assessment



HUGS Score™
Updated Yesterday
763
GREAT
300
850
Key Factors
Visa Type
Good
Education Level
Good
Profession
Excellent
Funding
Excellent

Applicants are pre-screened and apply to your properties with their equivalent FICO score

Tenant Portal



Visualize all of your HUGS tenant payments in one unified platform while protecting your assets with our HUGS Rental Guarentee

Reports



Continually improve and monitor the value of your property using data from quarterly HUGS reports.